650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

March 18, 2014

Via EDGAR and Overnight Delivery

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:	Stephen Krikorian
Melissa Walsh
Maryse Mills-Apenteng
Matthew Crispino

Re:	SouFun Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 3, 2013
Form 6-K
Filed February 13, 2014
File No. 001-34862

Ladies and Gentlemen:

On behalf of SouFun Holdings Limited (the “Company”), we submit this letter in response to oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 25, 2014 relating to the Company’s annual report on Form 20-F referenced above (the “20-F”).

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference).

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Securities and Exchange Commission

March 18, 2014

Form 20-F for the Fiscal Year Ended December 31, 2012

Financial Statements

Notes to the Consolidated Financial Statements

Note 22. Segment Reporting, page F-67

1.	We note your response to prior comment 5 regarding the basis for concluding that you have only one reportable segment. Please further clarify the basis for your conclusion in light of the information provided in response to prior comment 11 in your letter dated November 15, 2013. Specifically, in your January 30, 2014 response letter, you state that no discrete financial information is available for the product groups. However, in your November 15, 2013 response letter, you state that your annual budget and operating budget include specific budgets for your four product groups, which include the revenue and profit target and planned expenditures. Furthermore, in your January 30, 2014 response, you state that management members’ performance bonus plan is primarily determined based on the Company’s consolidated net profit margin. However, in your November 15, 2013 response letter, you indicate that the annual and operating budget, which includes specific budgets for your four product groups, as noted above, is the basis for measuring performance of management. Your November 15, 2013 response letter further indicates that you have segment managers responsible for these components. Please note that if expenses related to every function of an organization are not allocated to a component, this does not preclude it from being characterized as a reportable segment. It appears that revenues are earned and expenses are incurred at the product group level and operating performance information by product group is made available to your CODM when assessing performance and making resource allocations. To the extent that the product groups represent reportable segments, ensure that you consider the disclosures in ASC 280-10-50-20 through 50-31 and address segment results within your Operating and Financial Review and Prospects section.

RESPONSE

The Company advises the Staff that it does not believe that the four product groups represent reportable segments in accordance with ASC 280-10-50-1 because (i) the same technology platform, server networks and research and development resources are used to provide the services for the multiple product groups; (ii) discrete financial information regarding the performance of the various product groups is not available; and (iii) the Company’s chief operating decision maker (the “CODM”) does not make resource allocation decisions and assess management performance by product group. In response to the Staff’s comment, the Company wishes to further clarify its management reporting structure.

Securities and Exchange Commission

March 18, 2014

The four product groups are primarily sales-oriented groups rather than profit generating centers. Organizing the sales force and the related supporting staff by product group is primarily for the purposes of achieving operational efficiency, with the specialized sales force selling the Company’s services, including marketing services, SouFun membership services, property listing services, and advisory and data subscription services, to property developers, real estate agents, home furnishing and home improvement product vendors and service providers in different local markets. The nature of the revenue earned in the four product groups described in the Company’s November 14, 2013 and January 30, 2014 responses to the Staff’s comment letters are not distinguishable to the extent that the Company uses the same technology platform, the same server networks and research and development resources to provide these services. However, as noted, sales staff in each group are allocated by the nature of the customer. From a revenue standpoint, the Company believes that allocating revenue to the nature of the service, whether it is providing advertising, versus listing services, where the customer is providing information about a property for sale, reflects the nature of the Company’s interaction with its customers and the service it provides.

Most of the Company’s critical operations, including website operations, procurements, human resources and corporate finance, are all managed centrally at the Company level by the CODM. These functions are essential to the Company’s operations as the leading real estate portal and require significant investments. The CODM makes resource allocation decisions based on the Company’s overall objectives, including achieving revenue growth in accordance with guidance, strengthening and maintaining the Company’s market leadership, expansion into new markets, investments in mobile technologies, improving brand recognition among selected demographic groups and so on. The four product groups focus primarily on cash collections from customers. In order to ensure adequate net cash generated from operating activities annually, the annual budget approved by the Company’s board of directors set forth cash collection targets and cash disbursement limits for the Company and for each of the four product groups. The terms “revenue target” and “profit target” described in the Company’s November 14, 2013 response to the Staff’s comment letter refer to cash collections and net cash generation, respectively. The operating budget represents an allocation of the annual budget by month for managing day-to-day operations. The level of autonomy and latitude with respect to decision-making by the product group managers is constrained by the specific operating budget. The primary goal of each product group is to achieve annual cash collection targets while staying within the cash disbursement limits so that the Company has adequate cash flow to fund its investments in all initiatives in order to achieve the Company’s overall objectives. The product group managers, who are sales team leaders, receive sales commissions based on both individual product and Company-wide goals. Notwithstanding the foregoing, incentive compensation for the substantial majority of management members is based solely on Company-wide objectives rather than individual product line objectives. Discrete financial information (GAAP or non-GAAP basis) such as revenues and expenses at the product group level and/or operating performance information by product group is not made available to the CODM, as such information is not produced internally.

Securities and Exchange Commission

March 18, 2014

The CODM assesses performance and determines bonuses of management and employees in the aforementioned critical functions, as well as product groups, based on consolidated financial results, including GAAP revenue growth and profitability. The GAAP consolidated results are presented to the CODM during quarterly meetings. The CODM reviews the Company’s GAAP consolidated financial results to assess whether the Company as a whole is achieving revenue growth as compared to its latest guidance and determines areas in which resources (for example, head count, website traffic and so on) need to be directed to achieve these consolidated objectives, rather than operating results of a particular product group. For example, additional head count and promotion spending could be directed to a particular local market to counter competition and drive market share for all services the Company provides in that market; increase allocation of resources and staff to develop, enhance, and promote certain strategically important areas (for example, mobile advertising and listing products across all product groups).

Given the nature of the product group operations, the unavailability of discrete financial information and how the operating results are regularly reviewed by the CODM, the Company respectively advises the Staff that its product groups do not have all the characteristics of a reportable segment. The Company believes that to the extent the Staff has further comments or questions regarding segment reporting, a call between the Staff, Company management and representatives of the Company’s independent auditors and attorneys would be productive given the correspondence to date.

2.	We note your response to prior comment 5 regarding disclosure of revenue by product group. Please further explain what consideration you gave to providing the amount of revenue from each of these product groups in the notes to your financial statements in accordance with ASC 280-10-50-40. Your response appears to explain the basis for the presentation of revenue on your statements of comprehensive income. The amounts of revenue disclosed in the notes should be based on the financial information used to produce your financial statements. In this regard, the amounts should be prepared on a consistent basis and reconcile to your financial statements.

RESPONSE

As discussed in the Company’s response to Comment 1 above, discrete financial information for each product group is not produced or made available to the CODM and the product groups do not represent reportable segments in accordance with ASC 280. Consistent with the Company’s responses to Comment 5 of its January 30, 2014 response letter, the Company derives its revenue by the nature of the services rather than by different end customer and reports its revenue by the nature of the service consistent with the way the service is provided. The amounts of revenues by service type are based on the financial information derived from the Company’s accounting records used to produce the Company’s consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles. For example, the Company uses common servers and platforms to provide real estate listings for residential and commercial properties, charges fees for such listings based on the same criteria (duration of listing, prominence, and so on) and uses the same personnel (other than customer facing sales staff) to provide the services.

Securities and Exchange Commission

March 18, 2014

Form 6-K filed February 13, 2014

3.	In light of your significant growth during the fourth quarter and fiscal year ended December 31, 2013, it appears that underlying financial and non-financial metrics would be relevant to an investor’s understanding of the drivers and reasons for that growth and whether the changes represent a trend that will continue. Tell us what financial or nonfinancial key metrics management uses to measure profitability and performance and what consideration was given to providing an analysis of the qualitative and quantitative changes in these measures during each of the periods presented. For example only, consider discussing the number of registered members, as noted from your earnings call on February 10, 2014, as well as the number of subscribers and the number of postings per subscriber for your listing services, as noted from your earnings call on November 10, 2013. In this regard, tell us what consideration you have given to disclosing key metrics in your discussion and analysis of operating and financial review and prospects section in your next Form 20-F. Refer to Section III.B of SEC Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE

The Company respectively advises the staff that management continue to focus on the following metrics in measuring the Company’s performance and profitability:

•	GAAP and non-GAAP financial measures based on consolidated financial information:

•	revenue

•	operating margin

•	net income

•	net profit margin

•	basic and diluted earnings per share

•	adjusted EBITDA and

•	operating cash flows.

Securities and Exchange Commission

March 18, 2014

•	Non-financial measures

•	website traffic

•	total registered members

•	active registered members and

•	geographic coverage of SouFun membership services

Until fairly recently, the Company also used the number of paying agent subscribers in its listing services and the average number of postings by the agents.

The Company advises the Staff that it previously disclosed most of the measures the Form 20-F in Item 3, “Key Information” with respect to GAAP financial information and Item 4(B), “Our Services” with respect to certain of the nonfinancial metrics. In connection with the Company’s Form 20-F for the year ended December 31, 2013, the Company will consider whether to include the various metrics in Item 5, “Operating and Financial Review and Prospects” in order to provide easier access to the information for its shareholders, subject to the Company’s confirmation that it believes it has reliable, consistent sources for such information. Certain information that is provided on conference calls may be provided in response to questions from investors and analysts and may not be the information that the Company uses for its own analyses.

The Company continues to enhance its understanding and analyses of business drivers of its business and is in the process of establishing a comprehensive system to consistently capture relevant and accurate nonfinancial measures to support management’s decision making. To the extent the Company’s management believes additional nonfinancial measures are or become relevant, consistently reflect trends of the Company’s operations and become integral part of management’s decision support, the Company intends to disclose such measures in its discussions and analysis of operating and financial review and prospects section of its annual reports.

* * * * *

Securities and Exchange Commission

March 18, 2014

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the 20-F, please do not hesitate to contact Barry E. Taylor at (650) 849-3329 of this firm or me at (650) 320-4509.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Julia Reigel

Julia Reigel

cc:	SouFun Holdings Limited
Vincent Tianquan Mo, Executive Chairman

Wilson Sonsini Goodrich & Rosati, P.C.
Barry E. Taylor
Kefei Li

Ernst & Young Hua Ming LLP
Eric Li
Kay Deng